SMARTFINANCIAL, INC.

June 25, 2021

VIA EDGAR FILING

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	SmartFinancial, Inc.

Registration Statement on Form S-3

File No. 333-256870

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), SmartFinancial, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on June 29, 2020, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely,

SMARTFINANCIAL, INC.

By:	/s/ Ronald J. Gorczynski
Name: Ronald J. Gorczynski Title: Executive Vice President and Chief Financial Officer